Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-173282

NEWS RELEASE

Duke Energy Corporation P.O. Box 1009 Charlotte, NC 28201-1009

April 4, 2011	CONTACT:	Tom Shiel
	Phone:	704-382-2355
	24-Hour:	800-559-3853

	ANALYST CONTACT	Bill Currens
	Phone:	704-382-1603

Duke Energy to Offer Public a Unique Investment Opportunity

CHARLOTTE — Duke Energy today launched PremierNotesSM, a notes program that provides individuals and other qualified investors an opportunity to make direct investments in new debt of the corporation.

PremierNotes will pay a floating rate of interest that provides a competitive alternative to other short-term cash investments such as bank accounts and short-term Certificates of Deposit (CDs).

The interest rate for PremierNotes will be set at least a quarter of a percentage point higher than the average rate of taxable U.S. money-market mutual funds, based on published weekly rates.

“The PremierNotes program provides Duke Energy with an additional source of liquidity and a diversification of its capital funding,” said Stephen G. De May, senior vice president, investor relations and treasurer. “Although the funds are not Federal Deposit Insurance Corp. (FDIC) insured, they are direct obligations of Duke Energy, one of the largest electric power holding companies in the United States. Each investor should

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consult a financial advisor to determine whether PremierNotes is the right investment for meeting individual financial objectives.”

Persons who invest with the minimum required balance of $1,000 will receive convenient services such as free check-writing and transfers to and from linked checking accounts. There are no maintenance fees or check fees for redemption checks of $250 or more and PremierNotes investments are fully redeemable on demand. The maximum total investment allowed per investor is $250,000.

Under the program, Duke Energy will use the net proceeds from the sale of the notes for general corporate purposes, which may include capital expenditures and the repayment of other debt.

PremierNotes materials can be downloaded at www.duke-energy.com/premiernotes, or by calling 800-659-DUKE (3853). Representatives will be available Monday through Friday from 8:30 a.m. to 5 p.m. ET, except holidays.

Duke Energy is one of the largest electric power holding companies in the United States. Its regulated utility operations serve approximately 4 million customers located in five states in the Southeast and Midwest, representing a population of approximately 12 million people. Its commercial power and international business segments own and operate diverse power generation assets in North America and Latin America, including a growing portfolio of renewable energy assets in the United States. Headquartered in Charlotte, N.C., Duke Energy is a Fortune 500 company traded on the New York Stock Exchange under the symbol DUK.

Duke Energy Corporation has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus

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that is included in that registration statement, as well as the other documents that Duke Energy Corporation has filed with the SEC, for more complete information about Duke Energy Corporation and this offering. You may get these documents for free by visiting the SEC web site at www.sec.gov or by downloading them from the Duke Energy PremierNotes website. Alternatively, Duke Energy Corporation will arrange to send you a prospectus if you request it by calling toll free at 800-659-DUKE (3853).

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